20 March 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 173,000 Reed Elsevier PLC ordinary shares at a price of 762.481p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 68,221,914 ordinary shares in treasury, and has 1,193,367,739 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier PLC has purchased 10,737,000 shares.

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 105,000 Reed Elsevier NV ordinary shares at a price of €12.8104 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 42,782,106 ordinary shares in treasury, and has 685,595,020 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier NV has purchased 6,169,019 shares.